Exhibit 99.1

NEWS RELEASE

April 30, 2018 — Nexa Resources S.A. (NYSE/TSX:NEXA) (“Nexa” or the “Company”) today reported operating and financial results for the first quarter of 2018 (“1Q18”) and reinforced its production and capex guidance for fiscal year 2018. We also filed our annual report on Form 20-F for the fiscal year ended December 31, 2017 and published a report with updated information relating to mineral reserves and resources estimates as of December 31, 2017.

Tito Martins, CEO of Nexa: “Our first quarter results benefited from higher metal sales volume and the consistent base metal prices, with average zinc prices surpassing USD3,400/ton in the 1Q18. Our USD 280 million investment program for this year is part of our strategy to reach new levels of production. Our updated mineral reserves and resources report shows a net increase of 8.9 million tonnes in reserves, reinforcing our long-term track record of converting resources into reserves and give Nexa the perspective of solid growth and value creation. The Aripuanã project was granted the preliminary environmental license from the Mato Grosso state environmental authority on April 25th. The license is an important milestone that allow us to move ahead with our plan to start implementation before year-end. We have kept our financial discipline, focusing on the long-term sustainability of the business.”

THIS NEWS RELEASE DATED AS OF APRIL 30, 2018 SHOULD BE READ IN CONJUNCTION WITH THE EARNINGS RELEASE AND THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF NEXA AND THE NOTES THERETO AS AT AND FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018. THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE UNDER THE HEADING “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS”.

Conference Call

Wednesday, May 2, 2018 — 10am (ET)

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Highlights

Mining Performance:

•                  Zinc equivalent(1) metal production in Nexa’s mining operations totaled 134.0kton(2) in 1Q18, slightly lower compared to 135.2kton in the same period of the previous year, representing a 0.9% reduction. The 4.1% increase (123 ktons) in the volume of treated ore, especially in El Porvenir, and the increase in copper and silver grades (3 bp and 2bp respectively) offset part of the reduction in zinc grades.

•                  The production by metal in 1Q18 totaled 87.2kton of zinc, 10.7kton of copper, 12.3kton of lead, 1,884koz of silver and 7.4koz of gold compared to 92.3kton of zinc, 9.4kton of copper, 11.8kton of lead, 1,706koz of silver and 8.0koz of gold in 1Q17.

•                  Per mine production on a zinc equivalent basis, during 1Q18, the Peruvian Cerro Lindo mine accounted for 43% of the total production, followed by Vazante, El Porvenir, Atacocha and Morro Agudo mines, accounting for 27%, 18%, 9% and 4%, respectively.

•                  Cash cost net of by-products credits was US$0.22/lb (or US$483.7/ton), a significant reduction of 42.7% in 1Q18 compared to 1Q17. Higher by-products credits and lower zinc treatment charges were the main drivers of this decrease.

•                  All-in sustaining cost net of by-products credits (“AISC”(3)) also decreased in 1Q18, amounting to US$0.37/lb (or US$805.4/ton), 27.8% lower than in 1Q17.

Smelting Performance:

•                  Metallic zinc sales in 1Q18 were 5.1% higher than in 1Q17, totaling 137.3kton supported by higher production in the quarter. Production and sales in the first half of 2017 were impacted by heavy rains and floods in Peru compared to a normalized smelting performance this quarter.

•                  Cash cost net of by-products credits increased by 30.3%, to US$1.43/lb (or US$3,163.4/ton) in 1Q18 compared to 1Q17, mostly due to higher raw material costs driven by higher zinc prices and lower treatment charges. Our cash cost net of by-products credits is measured in respect to zinc.

•                  AISC(5) increased by 26.1% in 1Q18, amounting to US$1.51/lb (or US$3,327.3/ton).

(1)  Consolidated mining production in kton of zinc equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: zinc: US$2,896/ton (US$1.31/lb); copper: US$6,166/ton (US$2.80/lb); lead: US$2,317/ton (US$1.05/lb); silver: US$17/oz; and gold: US$1,257/oz. Each ton is equivalent to 2,204.62 pounds.

(2)  kton refers to one thousand metric tons.

(3)   Zinc all-in sustaining cost net of by-products credits, in US$/lb. We updated our AISC calculations to include sustaining capital expenditures (“CAPEX”) and also health, safety and environment, tailing dams and other non-expansion related CAPEX. For AISC reconciliation, refer to our 1Q18 Earnings Release.

Projects and Operations Developments:

•                  Aripuanã (greenfield)

•                  In April, 2018, Aripuanã was granted the Preliminary Environmental License which certifies that the project complies with the environmental standard requirements of projects with such characteristics.

•                  Project currently on FEL3 (feasibility study). As of March 31, 2018 the FEL3 is 58% completed and is expected to be completed in the second half of 2018.

Financial Performance:

•                  Net revenues of US$676.2 million in 1Q18, 23.1% higher than in 1Q17, supported by higher metal prices and higher sales volumes from our smelters.

•                  Adjusted EBITDA of US$191.2 million in 1Q18 compared to US$144.1 in 1Q17 a 32.7% increase.

•                  Adjusted EBITDA margin of 28.3% in 1Q18 compared to 26.2% in 1Q17.

•                  Net Debt/Adj. EBITDA of 0.37x as of March 31, 2018.

•                  Average maturity of the total debt(4) of 6.6 years at an average cost of 5.0% as of March 31, 2018, with only 24% of total debt maturing within the next 5 years.

•                  Cash and cash equivalents added to the financial investments position of US$1.12 billion on March 31, 2018.

US$ million	1Q18	4Q17	1Q17	1Q18 vs. 1Q17
Net Revenues	676.2	736.7	549.3	23.1%
Adjusted EBITDA(a)	191.2	222.5	144.1	32.7%
Adj. EBITDA Margin(a)	28.3%	30.2%	26.2%	210	bp
Net Income	62.8	24.0	55.2	13.6%
Avg # of outstanding shares (in ‘000)	133,320	127,527	112,821	18.2%
EPS (in US$) (b)	0.41	0.10	0.44	-5.0%
Net Debt	261.4	225.0	144.1	0.0%
Net Debt / Adj. EBITDA	0.37	0.34	0.32	N/A
CAPEX	33.0	66.9	30.7	7.6%
Zn Eq Mining Production (c)	134.0	154.1	135.2	-0.9%
Mining Cash Cost(d)	0.22	0.16	0.38	-42.7%
Mining AISC(e)	0.37	0.38	0.51	-27.8%
Metal Sales(f)	146.4	155.0	139.5	5.0%
Smelting Cash Cost(e)	1.43	1.34	1.10	30.3%
Smelting AISC(e)	1.51	1.48	1.20	26.1%

(a) See “Use of Non-IFRS Financial Measures” below for further information

(b) Reflects revised EPS data for prior periods. See “Earnings Per Share” below for further information.

(c) Consolidated mining production in kton of Zinc Equivalent calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade at 2017 average benchmark prices. The prices used for this conversion are: Zinc: US$2,896/ton; Copper: US$6,166/ton; Lead: US$2,317/ton; Silver: US$17/oz; Gold: US$1,257/oz.

(d) Zinc cash cost net of by-products credits, in US$/lb.

(e) Zinc AISC net of by-products credits, in US$/lb. We revised our AISC calculations in order to include not only sustaining CAPEX but also health, safety and environment/tailing dams and other non-expansion related capex.

(f) Consolidated sales of metallic zinc and zinc oxide (in kton of product volume).

(4)  Our total debt refers to short and long term loans and financing (principal only).

Share Premium

The share premium is a capital reserve account of the net equity of a Luxembourg company and can be distributed to the Company’s shareholders. On February 15, 2018, the Board of Directors approved a share premium distribution in cash of approximately US$0.60 per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 and paid a total aggregate amount of US$80 million on March 28, 2018.

Corporate Highlights

On April 30, 2018 we filed our annual report on Form 20-F for the fiscal year ended December 31, 2017 and the publication of a report with updated information relating to mineral reserves and resources as of December 31, 2017 (“2017 YE MRMR Update”). Such report discloses estimated contained metal in the Proven and Probable Mineral Reserve categories estimated as of December 31, 2017 in accordance with the 2014 CIM (Canadian Institute of Mining. Metallurgy and Petroleum) Definition Standards, whose definitions are incorporated by reference in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) totaling an aggregate of contained metal in reserves of 3,897.2 thousand tonnes of zinc, 430.8 thousand tonnes of copper, 592.6 thousand tonnes of lead, 3,468,642 kilograms of silver and 2,919 kilograms of gold, representing an increase of 8.7% for zinc, 5.6% for copper, 6.6% for lead, 7.9% for silver and a 5.4% decrease in gold, in comparison to information provided in our previous 2017 publicly available technical reports on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Earnings Per Share

Earnings per share (“EPS”) in 1Q18 were US$0.41 compared to US$0.44 in 1Q17, a -5.0% decrease.  We have identified an error in the calculation of EPS in our earnings reports and financial statements for prior periods. All EPS data for prior periods in this press release and in our 1Q18 Earnings Release has been corrected. For additional information, refer to the “Restatement of Earnings Per Share” section in our 1Q18 Earnings Release.

Outlook 1Q18

We are reiterating our annual guidance for mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year as we reported on February 15, 2018. Below we discuss each guidance and the performance of each indicator in the 1Q18.

Mining Production

The mining production in the 1Q18 reached 134.0 ktons in zinc equivalent terms which is 101% of the volume planned for the quarter despite the fact that Cerro Lindo production lagged behind on the same terms, as it has taken longer than expected for us to reach higher grade areas. The better performance in Vazante and El Porvenir offset this effect.

Metal Contained (in concentrate)	2017 actual	1Q18 actual	2018 estimated
Zinc (kton)	375.4	87.2	370	—	390
Lead (kton)	52.6	12.3	55	—	60
Copper (kton)	44.2	10.7	39	—	42
Silver (koz)	7,946	1,884	7,600	—	8,000
Gold (koz)	32.5	7.4	17	—	19

Main assumptions behind the annual guidance are: (i) the increase in total treated ore by more than 6%; (ii) lower grades, especially in the Cerro Lindo mine, in line with expectations; and (iii) planned operational dilution reduction in Vazante.

Metal Sales

Smelting metallic zinc sales totaled 137.3 ktons in the quarter while zinc oxide sales reached 9.1 ktons. During the 1Q18 our smelters ran at capacity while the roasters performance increased as expected and the weather conditions during the start of the rainy season allowed us to operate within our planned schedule and focus our efforts on cost efficiency and enhancing our safety standards.

Smelting sales	2017 actual	1Q18 actual	2018 estimated
Zinc Metal (kton)	555.4	137.3	560	—	580
Zinc Oxide (kton)	38.5	9.1	37	—	39
Total	593.9	146.4	597	—	619

The main assumptions for the annual smelting sales are: (i) the increase in the performance of the roasters in each of the Company’s smelters; and (ii) regular production through 2018, with weather conditions assumed to be in line with historical average, compared to 2017 which experienced atypical rains and floods in Peru during the first quarter.

Capital expenditures (“CAPEX”)

Total capital expenditures were US$20.0 million below budget for 1Q18, as certain necessary approvals were delayed. We invested US$33.0 million during the quarter.

Capex per segment (US$mm)	2017 actual	1Q18 actual	2018 estimated
Mining	107.1	20.0	172
Smelter	81.0	10.1	108
Others	9.5	2.9	0
Total	197.6	33.0	280

Capex per category (US$mm)	2017 actual	1Q18 actual	2018 estimated
Expansion/Greenfield	48.8	9.6	90
Modernization	21.4	1.0	20
Sustaining	59.4	9.4	68
HS&E/Tailing dams	62.1	11.2	92
IT/Others	5.9	1.7	10
Total	197.6	33.0	280

Main projects for 2018 and related CAPEX for the year are:

•                  Vazante’s life of mine extension (US$43 million);

•                  Implementation of dry stack tailings at Vazante (US$22 million);

•                  FEL 3 and potential commencement of execution of Aripuanã project in Brazil (US$20 million); and

•                  Process conversion at the Cajamarquilla Smelter from the Goethite process to the Jarosite process (US$20 million) which is expected to increase zinc recovery at the plant.

Expenses related to Project Development and Exploration(1)

In 1Q18, we spent US$13.4 million in mineral exploration on our greenfield, brownfield and open field projects. The project development expenses amounted to US$3.3 million in 1Q18.

As the Company advances with its exploration and drilling campaigns and moves forward on the development of its pipeline of projects, the expenses estimated for 2018 are expected to increase, thus impacting our margins since early-stage projects are charged to “Other Operating Expenses”.

US$ million	2017(a)	1Q18 (a)	2018(e)
Mineral exploration	77.7	13.4	86.2
Project development	16.6	3.3	53.6
Total	94.3	16.7	139.8

(1)         Includes explorations, expansion, modernization, R&D, health, safety and environment and others.

(2)         Exploration and project development expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

About Nexa

Nexa Resources is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company owns and operates five long-life underground polymetallic mines, three located in the Central Andes of Peru (Cerro Lindo, El Porvenir and Atacocha) and two located in the state of Minas Gerais in Brazil (Vazante and Morro Agudo). Two of the Company’s mines, Cerro Lindo and Vazante, are among the 10 largest zinc mines in the world, and combined with the Company’s other mining operations, place the Company among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie. Nexa also operates three smelting assets, two in Brazil located in the state of Minas Gerais (Juiz de Fora and Três Marias) and one in Peru (Cajamarquilla). Nexa produces substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

Nexa Resources S.A. (NYSE: NEXA, TSX: NEXA) (formerly VM Holding S.A.) (“Nexa Resources”, “Nexa”, or the “Company”) started to trade its common shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the ticker symbol “NEXA” on October 27, 2017.

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this Earnings Release, we present Adjusted EBITDA, which we define as (i) profit (loss) for the period, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, less (vi) gain on sale of investment (loss), plus; (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

We also present herein our net debt, which we define as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

See “Cautionary Statement on Forward-Looking Statements” below.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production, smelting sales, CAPEX and OPEX related to exploration and project development for the 2018 fiscal year.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

Technical Information

The scientific and technical information contained in this news release has been reviewed, verified and approved by Thiago Nantes Teixeira B. Eng, FAusIMM, Mining Manager of Nexa Resources, a “Qualified Person” as defined in NI 43-101. The report with updated information relating to mineral reserves and resources as of December 31, 2017 and technical reports relating to Nexa Resources’ mineral properties referenced in this news release are available under the Company’s SEDAR profile at www.sedar.com. Such reports include relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this news release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this news release.